Exhibit (a)(2)(M)

ROB MCEWEN
How Do You Make Small Fortune? “Start with a large fortune invested in Goldcorp and accept the Glamis offer.” Listen to why I’m betting on Wheaton Rob McEwen Ian Telfer Rob McEwen View this video View this video View this video

ROB McEWEN

     ROB McEWEN: We’re going to talk about the superior alternative today, but first you have to wade through the safe harbor stuff. But I’m going to talk about my perspective as a shareholder, as a large shareholder, the largest individual shareholder of Goldcorp, third largest overall. I have 110 million dollars sitting in Goldcorp and I aim to make it grow. So I’d have to say that my interests are very much in line with you and I’ve spent my entire life in the investment industry and the mining industry building my wealth. Glamis shareholders, my message to them, are you ready for 13 dollars a share? 13 Canadian, 11 US. That’s what’s coming. Why is it coming? Glamis has made the classic mistake that is every other major company, which it aspires to be, has made. And I hope you have your button. GWE stands for Growth with Earnings. Glamis is without earnings. Don’t accept a situation where you have growth without earnings. You can get bigger but if you don’t have earnings, it clobbers you.

     Now, let’s just take a look at some examples. Going back to 1996 and you’re going to look at Newmont, Barrick, Placer, Newmont on the left.

‘96 is the gold bar is gold production. They were producing 2.3 million ounces of gold. Today, they’re producing 270 percent more, 88.6 million ounces of gold. The gold price is 50 dollars. We’re more than 10 percent higher. And what’s happened to their stock price? It’s down 29 percent from 60 to around 40. Barrick. It was 3.2 million. It’s 5.6 million today in terms of production. You have a price decline of 26 percent. Is really bigger better? You look to Placer. 3.2 to 3.9 million ounces. Their share price is down 38 percent. If you don’t think that happens when people go out and disregard the laws of investment, that earning doesn’t matter, you’ll see it. You might not see it immediately, but it is an illusion when someone says we’re getting bigger and that’s better.

     Now, take a look at Goldcorp. It’s on the far right. During that same period our share price went up over 200 percent, our production went from 150, just under 150, to over 600 thousand ounces. That’s the way to grow a mining company.

     How can you create value? How can Glamis create value by issuing 175 million shares which represents 135 percent dilution to get one million dollars of earnings. Now, using the nine-month pro forma where we earned in the nine months, first nine months of this year, 36 million dollars, the adjustment for goodwill that’s found in the Glamis circular shows there’s an adjust of 35 million dollars. That means the net to them of Goldcorp’s earnings is one million dollars for 175 million shares issued. The impact is earnings erosion and the stock follows earnings. I have spent the last three years in the United States talking to shareholders about earnings. Goldcorp is a high margin, low cost operator that generates some of the best earnings in the industry. It has some of the best returns. If you were to look at the S&P 500 for 2003 we would have ranked, if we were in it, we would have ranked fifth overall for percentage net profit margin. In Canada, we ranked seventh by profit margin last year, or ‘03, and 14th by return on invested capital of the 800 largest public companies in Canada. Earnings do count.

     I prefer Wheaton and it’s very simple. There are many reasons, but let me deal with earnings first. Here we are on the left-hand side. Goldcorp’s earnings for the nine months. 19 cents. Pro forma, shown in gold, with Glamis, five cents. This is their circular, page B-4. Over on the right-hand side our earnings. Nine months. 19 cents. With Wheaton, 32 cents. It’s very clear. The choice, there’s a six times differential in the net result. So I ask you, how do you make a small fortune? You start with a large fortune in Goldcorp and accept the Glamis bid.

     Now, let’s just take a look at the intermediates. And I think what Glamis has done has, they’ve bitten off more than they can chew and they’re going to trip like the other three amigos did. We look at Agnico-Eagle in the upper left. They lost 35 to 40 percent of their value when they had a big rock fall in their mine. We look at Meridian, that spent years looking for the right property to buy, looked at 300 properties and then bought Esquel, and they were shut down for political reasons. They lost 50 percent of their value when that happened. You look at Goldcorp when I did my estate planning in ‘03.

The market didn’t like it that I was taking some money off the table. Didn’t like it that we were selling our gold after we started withholding it in 2001 because we told the world the price of gold was going up and gold was 270. Now you have Glamis doing 135 million share. 135 million or 135 percent dilution. Where do you expect that price to go? It’s heading south. It’s got a perfect head and shoulders pattern and 13 is the target, Canadian, 11 US. And I can tell you, of the choices, my money is on Wheaton, but if Wheaton isn’t successful for whatever reason, when Glamis comes, my money’s going to be the first out the door. This is not a place to put one’s money, in Glamis. And if you look at it they are a small company. They’re good operators but they’re small. Last year they produced 234 ounces of gold. That, we produced 2.7 times that amount of gold at almost half the cost. We have liquid assets of over 400 million dollars at the end of September. They had 27 million. So they produce gold at a higher cost, they have no money on their balance sheet, they’re way overcapitalized. And why did that happen? When I showed you those four graphs earlier on, when Agnico fell the money went into Meridian, Goldcorp and Glamis. When Meridian fell, it came out of there and went into Goldcorp and Glamis. When Goldcorp fell it went into Glamis. And that’s why it’s overvalued today, and it’s going to come down.

     Glamis is producing 234 ounces and Goldcorp is doing 600. Wheaton is doing 600 today, both of them at significantly lower costs. So right deal for Goldcorp. It builds on our strengths. High-margin, low-cost gold production. Adding another, we have two world-class mines, very strong entrepreneurial management. Our focus is financial returns first. Mining is secondary. Financial returns are first, from my standpoint, as an investor. And we have a very long reputation of innovation.

     The new Goldcorp is going to be a remarkable company sharing attributes that no other company in the industry has. It’s going to be led by a very skilled individual, Ian Telfer and I have a great deal of trust in his ability to build my investment. And I invite you to share my trust in him. Ian?

IAN TELFER

     IAN TELFER: Well, as you heard, you know, Rob feels very strongly about which of these he prefers. He’s had the benefit of spending the last 13 months looking at the Glamis opportunity and the last few months looking at the Wheaton opportunity so I think he knows them the best and certainly is the one that is one of the best to judge what will happen going forward.

     There’s a quote here from someone named Kevin McArthur earlier this year saying that Rob McEwen is a financial genius and none of us would dispute that. But in addition to being a financial genius, those of you that have watched Rob over the years, his accomplishments are far beyond that. Goldcorp was chosen by “Business Week” to be among the top 50 innovative companies in the world. As far as his mining credentials, the PDAC has honored him with being Mine Developer of the Year in 2001 and in 2002 the Northern Miner honored him by making him Mining Man of the Year.

     The other thing that a lot of you are aware of with Rob McEwen and I think you should be reminded of is he has made a career of determining to do something and although there has been a lot of opinion going the other way or a lot of people disagreeing with him, he has a long track record of success in that when he puts his mind to something he gets it done even though people say it’s going to, he’s not going to be able to do it. The first example I think would be taking the Gold Mutual Fund, demutualizing it and turning into a series of investments and eventually a mining company that turned into Goldcorp. When he started that process there was universal scorn for that idea and his ability to pull it off. And it worked. Then when he started saying there’s more gold at Red Lake and he was going to drill and find it and increase the reserves and turn it into a world-class mine, again very few analysts thought it was possible. Very few people gave him much of a chance of being successful, and as you know, unbelievable success.

     Next he had to deal with the union up there. No one had ever broken a union that size in Canada’s history. And again, the world was saying he was wasting his time. It would work against him. The mine would go out of business, etcetera, etcetera. And you all know the result. He broke the union. He won. The mine’s now operating ununionized and it’s a huge success. And so I’d be very careful of betting against Rob McEwen. He knows the investment market very well. He knows these opportunities very well and his prediction that this would be bad for Goldcorp shareholders and very bad for Glamis shareholders I think is absolutely correct.

     The new Goldcorp, it’ll have scale and it’ll have growth. We start off at 1.1 million ounces and then it gets up to 1 1/2 million ounces over the next two years. All that’s permitted. All that’s under construction. All that’s paid for. There’s no need for capital to complete these. It’s been mentioned it’s the lowest-cost producer. We have a very, very strong financial position coming from both sides of the company. And we have proven performance and I’m going to talk about a few of those.

     If you look at where Goldcorp-Wheaton will be compared to the rest of us in the pack you can see us out there at the lowest or among the second lowest cost producer and then also you can see the sizes, the productions. So we’ve pulled away from the pack. We’re the lowest-cost producer and we’re the largest producer of all those companies listed there.

     Geographic diversification. Wheaton has been focused on the Americas. We have our operation in Australia at the Peak and of course the addition then of the Goldcorp asset helps us complete this picture, gives us something in North America and so we’re very comfortable in this corridor. Going forward we see a lot of opportunities in this corridor and you would expect to see us grow, continue to grow in this area.

     We’re comfortable politically with the, with the countries that we’re operating in. We have a lot of experience in those countries. We’ve had a lot of success in those countries. And as I say, we’re very pleased to add one in North America.

     Our production growth going forward, you can see the Red Lake mine down here at the bottom and then you can see the current Wheaton River production right here and then you can see the projects coming on. Amapari will start later this year and then we’ll add Los Filos at the beginning of ‘06 and then the Red Lake expansion completes it up to here which gets us to the million and a half ounces. All of these are being built. All of these are paid for. One’s in expansion. The other two are under construction. We see very little execution risk with either one of these.

     As far as the cost of production, as we mentioned here we are down here at 59 dollars. And this 59-dollar number depends on a copper price, for those that are interested, of around 90 cents. So we’re not using $1.40 copper to get to this number. If people think copper’s going to go lower than that, if you take your copper all the way down to 50 cents, add about 40 dollars to this so we’d still be below 100 dollars of copper, almost disappeared. So be a very low-cost producer and this number stays that way going out for many, many years in the future.

     These are the financial results for the first nine months of this year. You can see Goldcorp here at 63 million, you can see Wheaton at 136 million and you can see Glamis at 10 million dollars. Obviously the first two here are very, very profitable and these are I would say a normal year for Goldcorp. They have of course held back some of their gold, which would have made this higher had they sold it. For Wheaton this is a normal quarter or a normal nine months for us. Nothing special in there. We can expect this to continue over that period of time. Obviously Glamis has some growth coming up in the future but it’s in the future and, and one always has to consider the execution risk etcetera going forward when so much of their future cash flow and production is still to come.

     If you look at the current financial picture you can see Goldcorp with over 350 million dollars in cash and securities, Wheaton with over 100 million dollars and Glamis with 20 million dollars and I believe they have capital expenditures coming up that would more than chew up that 22 million dollars.

     Just a comment about, about Wheaton here. In addition to what’s showing here in cash, as far as our ability to grow we’ve got lines of credit of 375 million dollars so that gets us to about half a billion. And then of course we’ve got our shares in Silver Wheaton which are worth over 200 million. So Wheaton on its own has the ability to go out and spend up to 700 million dollars without issuing any more shares and without raising any more equity. So we’re in a very, very, very strong position.

     All the companies have no debt and I believe all of them are unleveraged, although I believe Glamis has permission to leverage should they decide to do it.

     As far as trading liquidity, Wheaton out-trades all the companies on this list on its own. Certainly complying with Goldcorp there’d be huge trading liquidity and being listed in New York with that liquidity we think would be a big benefit to shareholders and also help increase the share price.

     I want to talk about acquisitions. Wheaton of course has grown by acquisition and I can say every acquisition we’ve made we’ve been roundly criticized by many analysts that we overpaid or it wasn’t a good asset or etcetera, etcetera, etcetera. I just want to walk through them. Luismin was our first one. We paid 100 million dollars. And these, these valuations, I think most them came from a non-interested research house, no one involved in this deal, so they’re somebody else’s numbers as to how they value the Wheaton assets. So the Luismin purchase, we paid 100 for it. They value the gold stream and, and what we, profits we will earn from the silver at about 220 million and then of course the Silver Wheaton shares are out there as well. So we paid 100 million for something and its current value is over 400 million dollars. Alumbrera we paid 270 million dollars for. This analyst values it at a little less than 600. Others have valued it up to eight or nine hundred million dollars. And just to remind every of the 270 million we paid for it, it’s all been repaid so we got all our money back in a little more than 18 months.

     The Peak we paid 30 million for. People value it at 130 million. Amapari, which hasn’t started yet, we paid a little over 100. It’s valued at about 190. Los Filos we paid about 60 and it’s valued at about 140. So we’ve had great success in identifying assets, acquiring the assets and, and having the value of those assets increase, partially certainly from commodity price increases but Glamis and Goldcorp, everyone’s enjoyed that.

But a lot of this is from our ability to identify them and then a lot of it is from our ability to operate them.

     We are a newer company out there than some of the others so of course people question our ability to operate these mines. “Gee, they were lucky to acquire them but can they operate them?” What we’re showing here, and this is during a period of time when almost every other mining company up there has static or declining production and rising costs, here’s Luismin and you can see what we’ve done to the cash costs going forward and you can see what we’ve done to the production. This is the perfect chart any mining CEO would like to show. We’re very, very proud of that and we see these costs continuing probably below 160 for as far as we can see. The same goes for the Peak. You can see we changed the mining method here in order to bring the costs down from what Rio Tinto was doing. We had to shut down the mine for a period of time here which caused them to jump up, but then you can see the results of the changed mining method going forward. We have a very strong operating philosophy. We have a very strong operating team. And they’re being very, very successful in, in operating these two assets. Just to touch on their names. Eduardo Luna runs Mexico, former Chairman of the Silver Institute. He’s been running this mine for 15 years. A fantastic mining engineer and also a director of Wheaton. And then at the Peak we have Russell Barwick who coincidentally ran half of Placer’s production during his 20-year career there and was also the former CEO of Newcrest so very, very qualified, very, very technical and a fabulous operator. Those are the ones that bring the operating expertise to Wheaton River. Certainly not me.

     Just looking at underground experience, which is something that we think will have a big impact here on, on someone getting involved with Red Lake, as you can see at Luismin in ‘03 we mined about 800 thousand tons for the first nine months of this year, 650 thousand tons. The cost per ton, and this is, this is mining and milling and other, 51 dollars. Cost per ton in ‘04, 50 dollars. The Peak, quite similar. 700 thousand, 550 thousand, 52 dollars, 49 dollars. Both of them, the cost is going down in an environment where many others have the costs going up. And you can see here the Peak’s operating in Australia. I don’t think there’s a mine in Australia that had its operating costs decline like that in that period of time because of the strength of that currency. Clearly we think we can do a lot at Red Lake. We have a lot of experience underground. I can tell you the Red Lake technical people that came down to Luismin were absolutely knocked out by what they saw and the people they met and the professionalism of it all. And they were saying at the time, “We’ve got to get your geologists and engineers up to help us in Red Lake because they are very similar type situations.” We think there’s a lot we can do. These are the tons we mine. This is the experience we have.

     As far as value creation, both companies have been very successful, Wheaton over a shorter period of time, Goldcorp over a longer period of time. But both companies know how to create value and both companies see this putting these two companies together as a continuation of this process.

     So that’s the alternative. I just want to give, if I’ve got a couple more minutes here I just want to give a little bit of an update on, on Wheaton River. We don’t have any specific slides here in, in, just on Wheaton River but, so this year we’ll produce over 600 thousand ounces. That’s 11 percent higher than what we had budgeted. Our cash costs, again, with the copper will be below zero, which is again better than we’d budgeted. I mean, it’s not a big thing but in looking back at some of the Glamis experience according to the numbers that one analyst put out in ‘03 they missed production by seven or eight percent and cost by six or seven percent, in ‘04 they missed it by six or seven percent and cost by seven or eight percent. These aren’t big numbers. These aren’t big misses. But it’s just an interesting, interesting comparison looking at the operation of the two companies, that one’s 11 percent higher than expected and the other’s a few percentages below.

     At the Peak they had the highest production ever and the lowest costs ever. At Luismin they had the highest production ever and the lowest costs ever. Alumbrera of course continues to astonish everyone. They increased reserves last year by two and a half years. There’ll be a new mine plan for Alumbrera coming out in the next few weeks and don’t be surprised if you see another reserve increase there. And as you know, every year of full production from Alumbrera means between 50 and 80 million in cash for Wheaton River.

     One of the comments that’s been made is someone’s ability to rationalize Red Lake and work something out with Placer that might create more efficiencies. Again, a reminder that Russ Barwick was there for 20 years. We’ve, we have chatted with Placer about going forward and looking at doing something and of course they’re very interested in, in talking, talking with us. And from the person that I spoke to at Placer, as far as he knew there had been no discussions with Glamis on this topic but I may not have talked to everyone involved.

     The two development projects, Amapari and Los Filos, Amapari is full speed ahead. It’s on schedule, on budget and we expect to be producing probably more gold there this year than most people expect. We’ll have an update on it as we get closer to the start-up date. And Los Filos, again, is on schedule. The feasibility study will be done this quarter and we expect it to start up certainly in the first half of ‘06.

     Financially we’re very strong. Our fourth quarter should be no surprises. We always try to have no surprises. And just on the financial side here, we’re building two mines. We’ve maintained our cash balance at 100 million dollars while we’re building these two mines so it hasn’t impacted our financial situation. We received 27 million more dollars US from Alumbrera a couple of weeks ago. It’s not a market-moving event and we didn’t put out a press release but it’s just a, so that means last year that Alumbrera paid us 110 million US so the cash cow nature of it continues, as I mentioned, with our lines of credit and our Silver Wheaton shares that we’ve got about 700 million dollars out there available to us to grow going forward.

     Tim Webb put out an article, and some of you

may have seen it around Christmastime, saying that, you know, Wheaton River was the Rodney Dangerfield of the gold business, that it didn’t seem to be getting the respect for the value it had created or the, its ability to operate the mines. You know, I hope by looking at some of this you may see what he was getting at. We think we’ve been very successful managing the company. We think we’ve been very successful creating value. We think we’ve been very successful at operating the mines. And like Rob, we think that financial metrics are important. And I know there’s a number of fund managers here in the room. They’ll say, “Oh, yeah, but I don’t care about earnings. I just care about cash flow.” Well, just keep in mind as you go through this exercise that 50 percent of the shareholders of Goldcorp are retail and the majority of those are in the United States. And anyone will tell you American shareholders care about earnings. And the charts Rob showed you up there, every time those companies made acquisitions they said, “Yeah, but it doesn’t affect cash flow.” Well, if your earnings go down, your stock tends to go down. And so I, I wouldn’t, I wouldn’t discount Rob’s view and I’m in total agreement with him that to do these deals and have the earnings wiped out — and, and he described to you the nine month numbers. It wiped out the earnings. Basically Glamis is going to have to amortize, and they’re not amortizing goodwill. They’re amortizing the price they’ve put on the Red Lake assets of 200 dollars US per ounce. So this isn’t a number that’s going to get smaller or when Glamis’ projects come on this is going to change. The Goldcorp earnings from this transaction to Glamis shareholders are going to be very close to zero until they dramatically increase the reserve base at the mine.

     What this means to a Glamis shareholder is people are saying, “I don’t mind paying 80 times earnings for Glamis because, you know, their earnings are going to go up so dramatically over the next few years.” Well, they just got cut in half. So if an analyst had on his books Glamis was going to earn 80 cents in ‘06 it’s now 40. And that’s not going to change and there’s nothing they can do about it. And I think this is going to have a dramatically negative impact on the, on their stock and if it’s part of Goldcorp on Goldcorp shareholders’ stock.

     As you know, Rob has been very successful in putting Goldcorp shares in, pardon me, in places most of us don’t have them. He’s got them in many, many generalist accounts in the States that buy hardly any gold shares. And these American generalists focus on earnings and cash flow. And once, and we have now spoken to a few of them. We knew the impact would be negative. We had no idea how, how negative it would be until we saw the Glamis circular and when it wiped out their whole nine-month earnings of Goldcorp. We have now spoken to a few money managers and a lot of the retail accounts and with this realization I can tell you they are looking very hard at do they want to be a part of this picture going forward because their view is, is that the stock is going to come down.

     The other thing I would say, as Rob says, if it looks like it’s going to go that way there’s going to be a rush to the exits and the line forms behind Rob. And a lot of his retail shareholders,

I can tell you, are going to go with him. And I’m sure a number of institutions, once they start to see it unfold, are going to try to follow. So this is the way we see it. We feel passionately about it. Rob feels passionately about it, that he has to tell his shareholders what he will do if this happens and what they should do if this happens. And unlike any of the other stocks being discussed here, nobody else is 50 percent retail with the majority of that in the United States.

ROB McEWEN —
CNBC INTERVIEW

     MALE VOICE: ...cents. Maria.

     MARIA BARTIROMO: Ty, as one deal in the gold sector falls apart, two other companies have agreed to merge. Goldcorp and Wheaton River have agreed to merge in an all-stock deal valued at 2.3 billion dollars. Shareholders have not yet approved the deal and the stocks today are trading down fractionally. Joining us in Toronto for First On CNBC interview is Rob McEwen. He’s Chairman and CEO of Goldcorp. Sir, nice to have you with us. Welcome.

     ROB McEWEN: Thank you, Maria.

     MS. BARTIROMO: Tell me what this does for the combination that perhaps your company alone did not have before getting together with your competitor.

     MR. McEWEN: We have the best rate of return in the industry and by doing this combination we’re joining forces with the fastest-growing company in the industry to create a, a major company that will be the lowest-cost gold producer in the world and have a, a fabulous amount of cash in the treasury, in excess of half a billion dollars, with liquid assets would give it a billion dollars of ready cash.

     MS. BARTIROMO: What, so what are you planning on doing with that ready cash?

     MR. McEWEN: The industry is consolidating. We’re going to participate in that consolidation.

     MS. BARTIROMO: Where in the industry do you feel that you need to bulk up? In other words, obviously you’re not going to tell us [laughs] what companies you’re eying, but where specifically within the business would you like to see expansion at the company?

     MR. McEWEN: Oh, the operations will be throughout the Americas, North, Central and South America and Australia and that Pacific region.

     MS. BARTIROMO: And certainly it, it, it, for one thing, for the shareholders of your company, it, it definitely solves a management succession issue now that you had already announced you would be stepping aside. Correct?

     MR. McEWEN: That’s, that’s right.

     MS. BARTIROMO: So that’s, that’s one area. Why do you think shareholders are not really reacting today? The stocks are down.

     MR. McEWEN: Well, the whole market is off

today. Yesterday when we announced it both our company and Wheaton River had traded four times their average volume and our share prices were both up. Which is...

     MS. BARTIROMO: Having – uh-huh.

     MR. McEWEN: ...which is very unusual.

     MS. BARTIROMO: Uh-huh. And, and your stock today at 14.05 has underperformed the S&P 500 by nearly 17 percent year-to-date. What’s been the problem?

     MR. McEWEN: Well, year-to-date there was a question about who was going to replace me as the CEO. And there were a couple of events late last year that caused our shareholders to question the future. We sold the gold we’d accumulated back in ’01 and they thought maybe that’s the topping of the gold market. I sold some stock just through portfolio diversification. And there were some management changes. That all added questions. So we traded near the bottom of the range.

     MS. BARTIROMO: Meantime in, in retrospect it wasn’t the peak. Gold prices have, have run up. It has slightly outperformed the S&P 500. What’s behind the move in the price of gold in your view?

     MR. McEWEN: Well, we have a couple of new events. Annual mine production has, is decreasing. The new ETF is adding more demand for gold and there are more people starting to look at gold with the dollar falling.

     MS. BARTIROMO: All right. We will leave it there, sir. Nice to have you with us. Thank you.

     MR. McEWEN: Thank you. Bye-bye.

     MS. BARTIROMO: Rob McEwen, Chairman and CEO of Goldcorp in Toronto today.

     MALE VOICE: It is a retail showdown.